UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-14572

                                                                                Four Seasons Hotels Inc.
(Exact name of registrant as specified in its charter)

1165 Leslie Street, Toronto, Ontario, Canada M3C 2K8
                                                                                         (416) 449-1750
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

                                                                                 Limited Voting Shares
(Title of each class of securities covered by this Form)

                                                                                                 None
(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(l)(i)	[ ]	Rule 12h-3(b)(l)(i)	[ ]
Rule 12g-4(a)(l)(ii)	[ ]	Rule 12h-3(b)(1)(ii)	[ ]
Rule 12g-4(a)(2)(i)	[X]	Rule 12h-3(b)(2)(i)	[X]
Rule 12g-4(a)(2)(ii)	[ ]	Rule 12h-3(b)(2)(ii)	[ ]
		Rule 15d-6	[ ]

Approximate number of holders of record as of the certification or notice date:

Limited Voting Shares: Less than 5 holders of record.

     Pursuant to the requirements of the Securities Exchange Act of 1934, Four Seasons Hotels Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: April 26, 2007

Four Seasons Hotels Inc.

By: /s/ Sarah Cohen
Name: Sarah Cohen
Title: SVP